CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999
WWW.CLEARYGOTTLIEB.COM

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

RECEIVED
2004 JUL 14 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

File No. 82-2337

July 12, 2004

04035499

SUPPL

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M. S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of the Company's consolidated quarterly reports for the fourth quarter of 2003 and the first quarter of 2004.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

David P. Bardeen

dlw 7/16

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

RECEIVED

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**622,387**	**100**	**634,733**	**100**
2	**CURRENT ASSETS**	**330,025**	**53**	**333,036**	**52**
3	CASH AND SHORT-TERM INVESTMENTS	10,245	2	27,403	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	151,328	24	167,903	26
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	31,418	5	3,391	1
6	INVENTORIES	137,034	22	134,339	21
7	OTHERS CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**283,990**	**46**	**292,878**	**46**
13	PROPERTY	391,384	63	391,387	62
14	MACHINERY AND INDUSTRIAL	388,468	62	412,044	65
15	OTHER EQUIPMENT	37,257	6	35,092	6
16	ACCUMULATED DEPRECIATION	579,579	93	579,612	91
17	CONSTRUCTION IN PROGRESS	46,460	7	33,967	5
18	**DEFERRED ASSETS (NET)**	**8,372**	**1**	**8,819**	**1**
19	**OTHERS ASSETS**	**0**	**0**	0	**0**
20	**TOTAL LIABILITIES**	**265,984**	**100**	**250,541**	**100**
21	**CURRENT LIABILITIES**	**177,355**	**67**	**185,054**	**74**
22	SUPPLIERS	28,998	11	38,964	16
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	53,726	20	41,669	17
26	OTHER CURRENT LIABILITIES	94,631	36	104,421	42
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**88,629**	**33**	**65,487**	**26**
32	OTHER LIABILITIES	0	0	0	0
33	**CONSOLIDATED STOCK HOLDER'S EQUITY**	**356,402**	**100**	**384,192**	**100**
34	**MINORITY INTEREST**	**245**		**570**	
35	**MAJORITY INTEREST**	**356,157**	**100**	**383,622**	**100**
36	**CONTRIBUTED CAPITAL**	**606,455**	**170**	**606,455**	**158**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	590,767	166	590,767	154
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(250,298)**	**(70)**	**(222,833)**	**(58)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	375,763	105	373,658	97
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY	(610,019)	(171)	(598,596)	(156)
45	NET INCOME FOR THE YEAR	(16,042)	(5)	2,105	1

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousand of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,245**	**100**	**27,402**	**100**
46	CASH	4,989	49	6,891	25
47	SHORT-TERM	5,256	51	20,511	75
18	**DEFERRED ASSETS (NET)**	**8,372**	**100**	**8,818**	100
48	AMORTIZED OR REDEEMED	8,372	100	8,818	100
49	GOODWILL				
50	DERERRED TAXES				
51	OTHERS				
21	**CURRENT LIABILITIES**	**177,355**	100	**185,049**	**100**
52	FOREING CURRENCY	17,877	10	90,835	49
53	MEXICAN PESOS LIABILITIES	159,478	90	94,213	51
24	**STOCK MARKET LOANS**	-	-	-	-
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM	-	-	-	-
56	CURRENT MATURITIES OF	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**94,631**	100	**104,421**	100
57	OTHER CURRENT LIABILITIES WITH	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT	94,631	100	104,421	100
27	**LONG-TERM LIABILITIES**	-	100	-	**100**
59	FOREING CURRENCY	-	-	-	-
60	MEXICAN PESOS	-	-	-	-
29	**STOCK MARKET LOANS**	-	100	-	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	-	100	-	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT	-	-	-	-
31	**DEFERRED LOANS**	**88,629**	100	**65,487**	100
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	68,496	77	57,617	88
67	OTHERS	20,133	23	7,870	12
32	**OTHER LIABILITIES**	-	100	-	**100**
68	RESERVES	-	-	-	-
69	OTHERS LIABILITIES	-	-	-	-
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(610,019)**	100	**(598,596)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION	(610,019)	(100)	(598,596)	(100)

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
72	WORKING CAPITAL	152,669		147,982	
73	PENSIONS FUND AND SENIORITY	59,935		73,725	
74	EXECUTIVES (*)	14		12	
75	EMPLOYERS (*)	163		191	
76	WORKERS (*)	710		904	
77	CIRCULATION SHARES	32,415,713		32,415,713	
78	REPURCHASED SHARES	-		-	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**723,858**	**100**	**789,019**	**100**
2	COST OF	617,602	85	672,306	85
3	**GROSS INCOME**	**106,256**	**15**	**116,713**	**15**
4	OPERATING	66,782	9	77,763	10
5	**OPERATING INCOME**	**39,474**	**5**	**38,950**	**5**
6	TOTAL FINANCING	4,706	1	7,495	1
7	**INCOME AFTER FINANCING COST**	**34,768**	**5**	**31,455**	**4**
8	OTHER FINANCIAL OPERATIONS	15,586	2	(883)	0
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**19,182**	**3**	**32,338**	**4**
10	RESERVE FOR TAXES AND WORKER'S SHARING	10,606	1	16,113	2
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**8,576**	**1**	**16,225**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**8,576**	**1**	**16,225**	**2**
14	INCOME OF DISCONTINUOUS	24,635	3	14,116	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(16,059)**	**(2)**	**2,109**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(16,059)**	**(2)**	**2,109**	**0**
19	NET INCOME OF MINORITY INTEREST	(17)		4	0
20	**NET INCOME OF MAJORITY INTEREST**	**(16,042)**	**(2)**	**2,105**	**-**

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**723,858**	**100**	**789,019**	**100**
21	DOMESTIC	710,702	98	787,179	100
22	FOREIGN	13,156	2	1,840	0
23	TRANSLATED INTO DOLLARS	1,190	0	1	0
6	**TOTAL FINANCING COST**	**4,706**	**100**	**7,495**	**100**
24	INTEREST PAID	5,948	126	11,213	150
25	EXCHANGE LOSSES	33,265	707	18,672	249
26	INTEREST EARNED	1,120	24	5,945	79
27	EXCHANGE PROFITS	34,802	740	18,534	247
28	GAIN DUE TO MONETARY	1,415	30	2,089	28
8	**OTHER FINANCIAL OPERATIONS**	**15,586**	**100**	**(883)**	**100**
29	OTHER NET EXPENSES (INCOME)	15,586	100	(883)	(100)
30	(PROFIT) LOSS ON SALE OF OWM	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**10,606**	**100**	**16,113**	**100**
32	INCOME TAX	2,555	24	26,116	162
33	DEFERED INCOME TAX	5,600	53	(13,773)	(85)
34	WORKERS' PROFIT SHARING	239	2	7,578	47
35	DEFERED WORKERS' PROFIT	2,212	21	(3,808)	(24)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	740,363	826,423
37	NET INCOME OF THE	4,170	74,565
38	NET SALES (**)	723,858	789,919
39	OPERATION INCOME (**)	39,474	38,950
40	NET INCOME OF MAYORITY INTEREST (**)	(16,042)	2,105
41	NET CONSOLIDATED INCOME	(16,059)	2,109

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**CONSOLIDATED NET INCOME**	**(16,059)**		**2,109**	
2	+ (-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	34,054		21,722	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**17,995**		**23,831**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(73,658)		(118,110)	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(55,663)**		**(94,279)**	
6	CASH FLOW FROM EXTERNAL FINANCING	50,489		-	
7	CASH FLOW FROM INTERNAL FINANCING	-		-	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**50,489**			
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(11,984)**		**(6,651)**	
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(17,158)		(100,930)	
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	27,403		128,333	
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	10,245		27,403	

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE : IEM
IEM, S.A. DE C.V.

QUARTER 4 YEAR 2003

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**'+(-) ITEMS ADDED TO INCOME WHISCH DO NOT REQUIRE USING CASH**	**34,054**	**21,722**
13	DEPRECIATION AND AMORTIZATION FOR THE	20,875	21,726
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	- 5,367	
15	+(-) NET LOSS (PROFIT) IN MONEY	-	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	-	
17	+ (-) OTHER ITEMS	7,812	(4)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(73,658)**	**(118,110)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	38,256	(57,352)
19	+ (-) DECREASE (INCREASE) IN	(2,695)	89,802
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(24,039)	(16,310)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(37,622)	(5,064)
22	+(-) INCREASE (DECREASE) IN OTHER	(47,558)	(129,186)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**50,489**	-
23	+ SHORT-TERM BANK AND STOCK MARKET	-	
24	+ LONG-TERM BANK AND STOCK MARKET	-	
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING	-	-
28	(-) STOCK MARKET	-	-
29	(-) OTHER FINANCING	50,489	-
7	**CASH FLOW FROM INTERNAL FINANCING**	-	-
30	+ (-) INCREASE (DECREASE) IN CAPITAL		
31	(-) DIVIDENS PAID	-	-
32	+ PREMIUM ON SALE OF	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL	-	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(11,984)**	**(6,651)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE		
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(33,350)	(5,463)
36	(-) INCREASE IN CONSTRUCTIONS IN	-	(1,188)
37	+ SALE OF OTHER PERMANENT	-	-
38	+ SALE OF TANGIBLE FIXED	-	-
39	+ (-) OTHER ITEMS	21,366	-

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 4 **2003**
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(2.22) %	0.27 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.50) %	0.55 %
3	NET INCOME TO TOTAL ASSETS (**)	(2.58) %	0.33 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.81 %	(99.05) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.16 times	1.24 times
7	NET SALES TO FIXED ASSETS (**)	2.55 times	2.69 times
8	INVENTORIES TOTATION (**)	4.51 times	5.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	66 days	67 days
10	PAID IENTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.74 %	39.47 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.75 times	0.65 times
13	FOREING CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.72 %	36.26 %
14	LONG TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	6.64 times	3.47 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.72 times	3.15 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.86 times	1.80 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.09 times	1.07 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.24 times	1.33 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.78 %	14.81 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	2.49 %	3.02 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(10.18) %	(14.97) %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	(9.36) times	(8.41) times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	278.29 %	82.14 %

(**) INTHESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 4 **YEAR: 2003**
IEM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	(0.50)	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$10.99	$11.83
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.65 times	0.65 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **IEM** **QUARTER: 4** YEAR: **2003**
IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)
(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED
JUDGED INFORMATION **Final Print**

SALES FOR 2003 WERE 723.9 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 8.2%, AGAINST THE PREVIOUS YEAR. SAID INCREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS AND MOTORS PRODUCTION LINE DUE A LOW LOCAL ECONOMIC ACTIVITY.

THE YEAR'S OPERATING PROFIT WAS 39.4 MILLION PESOS, AS OF DECEMBER 2003, AND MEANT 5.4% OF SALES, AND IN THE YEAR 2002, IN PESOS OF DECEMBER 2003, THE AMOUNT WAS 38.9 MILLION AND MEANT 4.9% OF SALES, MEANING A 1.3% INCREASE IN REAL TERMS, MAINLY DUE TO AN IMPORTANT REDUCTION ON OPERATING EXPENSES IN 2003.

THE FINANCING INTEGRAL COST WAS 4.7 MILLION PESOS IN PESOS OF DECEMBER 2003, WHICH, COMPARED WITH 7.5 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2003, MEANT A 37.2% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE STABILITY OF THE MEXICAN PESOS, AGAINST THE US DOLLAR, DURING THE YEAR LONG.

THE COMPANY ACKNOWLEDGED THE DIFFERED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET LOSS WAS 16.0 MILLION PESOS IN 2002 YEAR'S NET PROFIT WAS 2.1 MILLION PESOS.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1 IN 2003 THE LINE MOTORS' PRODUCTION WAS SHUT DOWN, WHICH REPRESENTED A LOSS FOR UP TO 24.6 MILLION PESOS
2 SINCE OCTOBER 1st. 2003 MR JUAN DE DIOS CONCHA MALO WAS APPOINTED CHAIRMAN OF THE BOARD BY DIRECTORS.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 CONSOLIDATED

JUDGED INFORMATION Final Print

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON RELATES DATE SUBMITTED IN THE FINANCIAL STATEMENTS.

CHANGES TO ACCOUNTING POLICIES – AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-8 "INTANGIBLE ASSETS" WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THAT THOSE PREOPERATIVE COSTS, WHICH ARE NOT IDENTIFIED AS DEVELOPMENT COSTS, MUST BE REGISTERED AS AN EXPEDITURE FOR THE PERIOD. THE BALANCE STILL TO BE AMORTIZED OF THE PREOPERATIVE COSTS CAPITALIZED UP TO DECEMBER 31st,, 2002, IN ACCORDANCE WITH THE PREVIOUSLY MENTIONED BULLETIN C-8, WILL CONTINUE TO BE AMORTIZED AS IS ESTABLISHED IN SAID BULLETIN. THE ENFORCEMENT OF BULLETIN C-8 DID NOT HAVE ANY IMPORTAT EFFECTS ON THE FINANCIAL INFORMATION.

AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-9 "LIABILITIES, PROVISIONS, ASSETS AND CONTINGENT LIABILITIES AND OBLIGATIONS" ("C-9") ALSO WENT INTO EFFECT. THIS BULLETIN ESTABLISHES, AMONG OTHER THINGS, A GREATER ACCURACY IN CONCEPTS RELATED TO PROVISIONS, ACCUMULATED OBLIGATIONS AND CONTIGENT LIABILITIES, AS WELL AS NEW REQUIREMENTS IN REGARD TO THE ACCOUNTING ACCEPTANCE OF PROVISIONS, THE USE OF PRESENT VALUE AND THE REDEMPTION OF OBLIGATIONS WHEN THE SAME OCCURS IN ADVANCE OR IS SUBSTITUTED BY A NEW ISSUANCE. THE ENFORCEMENT OF BULLETIN C-9 DID NOT HAVE ANY IMPORTANT EFFECTS ON THE FINANCIAL INFORMATION.

THE COMPANY'S ADMINISTRATIVE BOARD ADOPTED IN ADVANCE THE REQUIREMENTS SET FORTH IN BULLETIN C-15 " DETERIORATION IN THE VALUE OF LONG TERM ASSETS AND THE DISPOSAL OF THE SAME", ISSUED BY THE ACCOUNTING PRINCIPLES COMMISSION OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C.) WHERE BY THE GENERAL CRITERA FOR THE IDENTIFICATION, VALUATION AND, IF APPLICABLE, THE REGISTRATION OF LOSSES DUE TO DETERIORATION OR DECREASE IN VALUE OF LONG TERM ASSETS, BOTH TANGIBLE AND INTANGIBLE, IS SET OUT. THE ENFORCEMENT OF BULLETIN C-15 DID NOT HAVE ANY EFFECT ON THE FINANCIAL INORMATION.

A. CASH AND CASH EQUIVALENT - THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES - INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET VALUE, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT - ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. LOSS DUE TO MONETARY POSITON – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

F. FOREING EXCHANGE TRANSACTIONS – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

G. LABOR OBLIGATIONS UPON RETIREMENT – LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HAS BEEN TAKEN.

H. INTEGRAL LOSS – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS. DURING 2003 AND 2002, THE OTHER INTEGRAL (LOSS) ENTRIES ARE REPRESENTED BY THE INADEQUACY IN THE UPDATING OF THE ACCOUNTING CAPITAL AS WELL AS IN THE RESULTS OF THE INVESTMENTS OF THE MINORITY SHAREHOLDERS.

I. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED ONCE THE GOODS HAVE BEEN SHIPPED TO THE DISTRIBUTORS AND/OR CUSTOMERS.

J.DETERIORATION OF LONG TERM ASSETS – THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3.- STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2004.

4.- CONTINGENT LIABILITY.

THE SUBSIDIARY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 MARCH, 2004, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(68,621)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(4,850)

LIABILITIES FOR BENEFITS FORECASTED	(73,471)
MINUS	
ASSETS OF THE PLAN	59,935
TRANSITION LIABILITIES	529
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	12,692

NET FORECASTED ASSETS	(315)

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 59,935 AS OF 31 MARCH, 2004.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2003		2002	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	590,767	606,455	590,767	606,455
	------------		------------	
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	29,000	32,138	29,000	32,138
	------------		------------	
PROFIT IN PREVIOUS YEARS	245,332		243,308	
RESTATEMENT	98,293	343,625	96,212	341,520
	------------		------------	
PROFIT OF THE YEAR	(15,979)		2,028	
RESTATEMENT	(63)	(16,042)	77	2,105
	------------		------------	
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(610,019)		(598,596)
		-------------		-------------
		-		-
		356,157		383,622

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 MARCH, 2004.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

8.- DEFERRED TAXES.

AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE - TEMPORARY DIFFERENCES - ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 31 MARCH, 2004, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	$ (139,218)
REAL ESTATE, PLANT AND EQUIPMENT – NET	(148,103)
ADVANCES TO CUSTOMERS	9,318
RESERVES AND OTHERS	62,254
FISCAL LOSS FOR THE PERIOD	3,191
	212,658
INCOME TAX RATE	33%
DEFERRED INCOME TAX PAYABLE	(70,144)
DEFERRED PROFIT SHARING PAYABLE	0
DIFERENTIAL RATES EFECT	1,266
TOTAL DEFERRED TAXES PAYABLE	$ (67,258)

9.- EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 MARCH, 2004.

10.- DISCONTINUED OPERATIONS

AS OF 31 MARCH, 2004, NO DURING 2003 MOTORS LINE PRODUCTION WAS SHUT DOWN.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.

THERE HAS BEEN NONE, AS OF 31 MARCH, 2004.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTLY	NAI	NMI	INDEX	INDEX	NMIC
JANUARY 03	(5,354)	(5,354)	106.9960	103.320	(5,544)
FEBRUARY	470	(5,825)	106.9960	103.607	6,016
MARCH	1,154	684	106.9960	104.261	702
APRIL	(5,384)	(6,538)	106.9960	104.439	(6,699)
MAY	(8,059)	(2,674)	106.9960	104.102	(2,748)
JUNE	(5,093)	2,966	106.9960	104.188	3,046
JULY	(10,369)	(5,276)	106.9960	104.339	(5,410)
AUGUST	1,113	11,482	106.9960	104.652	11,739
SEPTEMBER	1,836	724	106.9960	105.275	736
OCTOBER	(2,474)	(4,310)	106.9960	105.661	(4,364)
NOVEMBER	(3,959)	(1,485)	106.9960	106.538	(1,491)
DECEMBER	(15,996)	(12,039)	106.9960	106.996	(12,039)

NEW ACCOUNTING PRONOUNCEMENT

IN MAY 2003, THE MEXICAN INSTITUE OF PUBLIC ACCOUNTANTS (*IMPC*) ISSUED BULLETIN C-12 "FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF LIABILITY, OF PRINCIPAL OR BOTH" ("C-12") TO BE APPLIED IN A COMPULSORY MANNER TO ALL FINANCIAL STATEMENTS OF THE FISCAL YEARS BEGINNING IN JANUARY 1st, 2004, ALTHOUGH IT IS RECOMMENDED THAT IT BE APPLIED IN ADVANCE. THE C-12 BULLETIN INCLUDES EVERY RULE THAT CAN BE FOUND IN OTHER BULLETNS ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (*IMPC*) WITH REFERENCE TO THE ISSUING OF INSTRUMENTS OF FINANCIAL DEBT, PRINCIPAL AND A COMBINATION OF BOTH. IN ADDITION TO THESE RULES, OTHER REGULATIONS HAVE BEEN ADDED, REFERRING TO THE ACCOUNTING AUDIT OF THESE INSTRUMENTS. AS A RESULT, BULLETIN C-12 INDICATES BASIC DIFFERENCES BETWEEN LIABILITIES AND PRINCIPAL AND ESTABLISHES THE RULES FOR THE CLASSIFICATION AND VALUATION DURING THE INITIAL AUDIT, OF THE COMPONENTS THAT MAKE UP THE LIABILITIES AND THE PRINCIPAL OF THE COMBINED FINANCIAL INSTRUMENTS. THE SUBSEQUENT AUDIT AND VALUATION OF THE COMPONENTS OF THE LIABILITIES AND THE PRINCIPAL OF THE FINANCIAL INSTRUMENTS IS SUBJECT TO THE REGULATIONS PREVIOUSLY STATED IN THE APPLICABLE BULLETINS. THE COMPANY'S ADMINISTRATIVE BOARD ESTIMATES THAT THIS ACCOUNTING PRINCIPLE WILL NOT HAVE ANY EFFECT ON ITS FINANCIAL STATUS AND

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2003

IEM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
FINAL PRINTING

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (THOUSANDS OF PESOS)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURA	134,499,908	99.91	134,385	270,988
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	270,988
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					270,988

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

FINAL PRINTING
CONSOLIDATED
JUDGED INFORMATION

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF $) TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
PPLIERS																
OVEEDORES																
RIOS			28,999	0	0	0	0	0	0	0	0	0	0	0	0	0
·TAL SUPPLIERS			28,999	0	0	0	0	0	0	0	0	0	0	0	0	0
RIOS			76,754									17,877				
HER CURRENT LIABILITIES AND HER CREDITS			76,754	0	0	0	0	0	0	0	0	17,877	0	0	0	0
			105,753	0	0	0	0	0	0	0	0	17,877	0	0	0	0

ɪTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
ANNEX 6

CONSOLIDATED
FINAL PRINTING

JUDGED INFORMATION

TRADE BALANCE	DOLLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
3.FOREING MONETARY POSITION					
TOTAL ASSETS	590	6,630			6,630
LIABILITIES POSITION	2,197	24,680			24,680
SHORT TERM LIABILITES POSITION	2,197	24,680			24,680
LONG TERM LIABILITIES POSITION	0	0			0
NET BALANCE	-1,607	-18,050			-18,050

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: IEM **QUARTER: 4** **YEAR : 2003**
IEM,S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)
ANNEX 7

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	199,572	128,659	(70,913)	0.40%	(284)
FEBRUARY	189,079	124,739	(64,340)	0.28%	(180)
MARCH	175,805	145,939	(29,836)	0.63%	(188)
APRIL	173,840	166,859	(6,981)	0.17%	(12)
MAY	142,371	164,220	21,849	(0.32)	(70)
JUNE	140,525	171,443	30,918	0.08%	25
JULY	163,084	200,389	37,305	0.14%	52
AUGUST	158,927	187,254	28,327	0.30%	85
SEPTEMBER	197,969	196,611	(1,358)	0.60%	(9)
OCTOBER	192,444	168,867	(23,577)	0.37%	(87)
NOVEMBER	184,187	160,318	(23,869)	0.83%	(198)
DICEMBER	197,451	178,082	(19,369)	0.43	(83)
ACTUALIZATION					(466)
TOTAL					(1,415)

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2003
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	% UTILIZATION
INDUSTRIAS IEM, S.A. DE C.V.	FABRICACION TRANSFORMADORES Y EQUIPO DE PROTECCION	100	50

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR : 2004
IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

ANNEX 10

JUDGED INFORMATION Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COBRE	NAL. DE CONDUCT. ELECTRICOS				7.50
ACERO	SERVILAMINAS SUMMIT				11.32
ACEITE	SHELL MEXICO, S.A. DE C.V.				1.03
FUNDICION	TECNICA ARTESANAL MEXICANA				0.70
AISLAMIENTOS	EHV WEIDMAN				0.93
OTROS	VARIOS				14.85
		ACERO ELECT Y COMP.	CONDUMEX INC.	NO	24.89

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

LOCAL SALES

CONSOLIDATED
FINAL PRINTING

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ELECTRIC PRODUCTS	95	618,311	81	710,702	35.00	IEM	CFE, CLYF GRUPO 3P NACEL, SELMEC EARTH TECH SINERGIA
TOTAL		618,311		710,702			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2003

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

FOREING SALES

CONSOLIDATED
FINAL PRINTING

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ELECTRIC PRODUCTS				13,156	USA	IEM	CONDUMEX, INC
TOTAL				13,156			

NOTES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 09/06/2004 9:21

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
	AUTOMATIC: X
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	diropese@condumex.com.mx

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. JUAN DE DIOS CONCHA MALO
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 58 54
E-MAIL:	jconcha@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM

DATE: 09/06/2003 9:21

MSM POSITION: PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION: COMPTROLLER GENERAL
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: raguado@condumex.com.mx

MSM POSITION: SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION: IEM ACCOUNTANT
NAME: MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL

MSM POSITION: HEAD OF THE LEGAL DEPARTMENT
POSITION: LEGAL GENERAL MANAGER
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: jrnevarez@condumex.com.mx

MSM POSITION: SECRETARY OF THE BOARD OF DIRECTORS
POSITION: SECRETARY OF THE BOARD OF DIRECTORS
NAME: MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: aarchunida@condumex.com.mx

MSM POSITION: CLEARED TO FORWARD INFORMATION VIA EMISNET
POSITION: COMPTROLLER GENERAL
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 09/06/2004 9:21

TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: raguado@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2003
IEM, S.A. DE C.V.

CONSOLIDATED
FINAL PRINTING

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF DECEMBER OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNT TANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ARMANDO RIMOLDI RENTERIA
DIRECTOR GENERAL

C.P. FERNANDO RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX. AT DECEMBER 31 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER 1 YEAR : 2004

RECEIVED 2004 JUL 14 P 3:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**607,866**	100	**678,377**	100
2	**CURRENT ASSETS**	**298,140**	49	**362,312**	53
3	CASH AND SHORT-TERM INVESTMENTS	11,099	2	12,926	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	96,602	16	152,684	23
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	27,012	4	5,312	1
6	INVENTORIES	163,427	27	191,390	28
7	OTHERS CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**301,353**	**50**	**304,124**	**45**
13	PROPERTY	396,391	65	396,170	58
14	MACHINERY AND INDUSTRIAL	404,754	67	431,053	64
15	OTHER EQUIPMENT	37,749	6	36,030	5
16	ACCUMULATED DEPRECIATION	593,670	98	601,749	89
17	CONSTRUCTION IN PROGRESS	56,129	9	42,619	6
18	**DEFERRED ASSETS (NET)**	**8,373**	**1**	**11,941**	**2**
19	**OTHERS ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**269,574**	100	**293,636**	100
21	**CURRENT LIABILITIES**	**187,878**	70	**220,480**	75
22	SUPPLIERS	21,158	8	28,861	10
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	41,134	15	27,487	9
26	OTHER CURRENT LIABILITIES	125,586	47	164,132	56
27	**LONG-TERM LIABILITIES**	0	**0**	0	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**81,696**	**30**	**73,156**	**25**
32	OTHER LIABILITIES	0	0	0	0
33	**CONSOLIDATED STOCK HOLDER'S EQUITY**	**338,292**	100	384,741	100
34	**MINORITY INTEREST**	**272**		**554**	
35	**MAJORITY INTEREST**	**338,020**	100	**384,187**	100
36	**CONTRIBUTED CAPITAL**	**616,219**	**182**	**616,219**	**160**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	5	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	600,531	178	600,531	156
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(278,199)**	**(82)**	**(232,032)**	**(60)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	358,394	106	374,323	97
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S EQUITY	(621,870)	(184)	(607,546)	(158)
45	NET INCOME FOR THE YEAR	(14,723)	(4)	1,191	0

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousand of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,099**	**100**	**12,926**	**100**
46	CASH	6,367	57	6,550	51
47	SHORT-TERM	4,732	43	6,376	49
18	**DEFERRED ASSETS (NET)**	**8,373**	**100**	**11,941**	**100**
48	AMORTIZED OR REDEEMED	8,373	100	11,941	100
49	GOODWILL	-	-		
50	DERERRED TAXES	-	-		
51	OTHERS	-	-		
21	**CURRENT LIABILITIES**	**187,878**	**100**	**220,480**	**100**
52	FOREING CURRENCY	-	-	81,719	37
53	MEXICAN PESOS LIABILITIES	187,878	100	138,761	63
24	**STOCK MARKET LOANS**	-	**100**	-	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM	-	-	-	-
56	CURRENT MATURITIES OF	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**125,586**	**100**	**164,132**	**100**
57	OTHER CURRENT LIABILITIES WITH	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT	125,586	100	164,132	100
27	**LONG-TERM LIABILITIES**	-	**100**	-	**100**
59	FOREING CURRENCY	-	-	-	-
60	MEXICAN PESOS	-	-	-	-
29	**STOCK MARKET LOANS**	-	**100**	-	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	-	**100**	-	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT	-	-	-	-
31	**DEFERRED LOANS**	**81,696**	**100**	**73,156**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	81,696	100	73,156	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	-	**100**	-	**100**
68	RESERVES	-	-	-	-
69	OTHERS LIABILITIES	-	-	-	-
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(621,870)**	**100**	**(607,546)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION	(621,870)	(100)	(607,546)	(100)

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	110,262	141,832
73	PENSIONS FUND AND SENIORITY	59,935	73,725
74	EXECUTIVES (*)	12	12
75	EMPLOYERS (*)	169	183
76	WORKERS (*)	683	852
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	-	-

(**) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM QUARTER: 1 YEAR : 2004

IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**68,374**	**100**	**157,848**	**100**
2	COST OF	77,659	114	139,403	88
3	**GROSS INCOME**	**(9,285)**	**(14)**	**18,445**	**12**
4	OPERATING	11,145	16	15,611	10
5	**OPERATING INCOME**	**(20,430)**	**(30)**	**2,834**	**2**
6	TOTAL FINANCING	952	1	(675)	0
7	**INCOME AFTER FINANCING COST**	**(21,382)**	**(31)**	**3,509**	**2**
8	OTHER FINANCIAL OPERATIONS	214	0	628	0
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	**(21,596)**	**(32)**	**2,881**	**2**
10	RESERVE FOR TAXES AND WORKER'S SHARING	(7,400)	(11)	848	1
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	**(14,196)**	**(21)**	**2,033**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(14,196)**	**(21)**	**2,033**	**1**
14	INCOME OF DISCONTINUOUS	527	1	842	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(14,723)**	**(22)**	**1,191**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(14,723)**	**(22)**	**1,191**	**1**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(14,723)**	**(22)**	**1,191**	**1**

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**68,374**	**100**	**157,848**	**100**
21	DOMESTIC	68,374	100	144,895	92
22	FOREIGN	-	0	12,953	8
23	TRANSLATED INTO DOLLARS	-	0	1,117	1
6	**TOTAL FINANCING COST**	**952**	**100**	**(675)**	**100**
24	INTEREST PAID	1,030	108	251	37
25	EXCHANGE LOSSES	1,682	177	9,515	1,410
26	INTEREST EARNED	195	20	480	71
27	EXCHANGE PROFITS	1,629	171	10,524	1,559
28	GAIN DUE TO MONETARY	64	7	563	83
8	**OTHER FINANCIAL OPERATIONS**	**214**	**100**	**628**	**100**
29	OTHER NET EXPENSES (INCOME)	214	100	628	100
30	(PROFIT) LOSS ON SALE OF OWM	0	0	-	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	-	0	-	-
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(7,400)**	**100**	**848**	**100**
32	INCOME TAX	629	9	654	77
33	DEFERED INCOME TAX	(7,358)	(99)	2,865	338
34	WORKERS' PROFIT SHARING	0	0	(2,671)	(315)
35	DEFERED WORKERS' PROFIT	(671)	(9)	-	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	70,912	165,451
37	NET INCOME OF THE	(27,906)	(46,320)
38	NET SALES (**)	652,212	806,660
39	OPERATION INCOME (**)	13,735	29,236
40	NET INCOME OF MAYORITY INTEREST (**)	(31,666)	2,359
41	NET CONSOLIDATED INCOME	(31,666)	2,359

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM QUARTER: 1 YEAR : 2004
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(14,723)**	**1,191**
2	+ (-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	**5,431**	5,913
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(9,292)**	**7,104**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(7,758)	(108,283)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(17,050)**	**(101,179)**
6	CASH FLOW FROM EXTERNAL FINANCING	-	-
7	CASH FLOW FROM INTERNAL FINANCING	-	-
8	**CASH FLOW GENERATED (USED) BY FINANCING**	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**15,223**	**(10,719)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	**(1,827)**	(111,898)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	**12,926**	124,824
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	**11,099**	12,926

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR : 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**'+(-) ITEMS ADDED TO INCOME WHISCH DO NOT REQUIRE USING CASH**	**5,431**	**5,913**
13	DEPRECIATION AND AMORTIZATION FOR THE	5,431	5,913
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	- -	
15	+(-) NET LOSS (PROFIT) IN MONEY		
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION		
17	+ (-) OTHER ITEMS	-	-
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(7,758)**	**(108,283)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	56,082	19,312
19	+ (-) DECREASE (INCREASE) IN	**27,963**	9,024
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	**(21,700)**	19,702
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	**(7,704)**	(2,583)
22	+(-) INCREASE (DECREASE) IN OTHER	**(62,399)**	(153,738)
6	**CASH FLOW FROM EXTERNAL FINANCING**	-	-
23	+ SHORT-TERM BANK AND STOCK MARKET	-	
24	+ LONG-TERM BANK AND STOCK MARKET	-	
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING	-	-
28	(-) STOCK MARKET	-	-
29	(-) OTHER FINANCING	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	-	-
30	+ (-) INCREASE (DECREASE) IN CAPITAL	-	
31	(-) DIVIDENS PAID	-	-
32	+ PREMIUM ON SALE OF	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL	-	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**15,223**	**(10,719)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE		
35	(-) ACQUISITION OF PROPERTY, PLANT AND	**5,454**	(2,174)
36	(-) INCREASE IN CONSTRUCTIONS IN	**9,769**	(8,545)
37	+ SALE OF OTHER PERMANENT	0	
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 1 **2004**
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(21.53) %	0.75 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(9.37) %	0.61 %
3	NET INCOME TO TOTAL ASSETS (**)	(5.21) %	0.35 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.43 %	(47.27) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.07 times	1.19 times
7	NET SALES TO FIXED ASSETS (**)	2.16 times	2.65 times
8	INVENTORIES TOTATION (**)	3.54 times	3.76 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	111 days	76 days
10	PAID IENTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	44.35 %	43.29 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.80 times	0.76 times
13	FOREING CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00 %	27.83 %
14	LONG TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	(19.83) times	11.29 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.42 times	2.75 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.59 times	1.64 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.72 times	0.78 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.11 times	1.23 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.91 %	5.86 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(13.59) %	4.50 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(11.35) %	(68.60) %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	(16.55) times	(403.10) times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	35.83 %	20.28 %

(**) INTHESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 1 YEAR: 2004
IEM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	(0.99)	$0.08
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$10.43	$11.85
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** **QUARTER: 1** YEAR: **2004**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

Final Print

SALES FOR 2003 WERE 723.9 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 8.2%, AGAINST THE PREVIOUS YEAR. SAID INCREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS AND MOTORS PRODUCTION LINE DUE A LOW LOCAL ECONOMIC ACTIVITY.

THE YEAR'S OPERATING PROFIT WAS 39.4 MILLION PESOS, AS OF DECEMBER 2003, AND MEANT 5.4% OF SALES, AND IN THE YEAR 2002, IN PESOS OF DECEMBER 2003, THE AMOUNT WAS 38.9 MILLION AND MEANT 4.9% OF SALES, MEANING A 1.3% INCREASE IN REAL TERMS, MAINLY DUE TO AN IMPORTANT REDUCTION ON OPERATING EXPENSES IN 2003.

THE FINANCING INTEGRAL COST WAS 4.7 MILLION PESOS IN PESOS OF DECEMBER 2003, WHICH, COMPARED WITH 7.5 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2003, MEANT A 37.2% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE STABILITY OF THE MEXICAN PESOS, AGAINST THE U$ DOLLAR, DURING THE YEAR LONG.

THE COMPANY ACKNOWLEDGED THE DIFFERED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET LOSS WAS 16.0 MILLION PESOS IN 2002 YEAR'S NET PROFIT WAS 2.1 MILLION PESOS.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1. IN 2003 THE LINE MOTORS' PRODUCTION WAS SHUT DOWN, WHICH REPRESENTED A LOSS FOR UP TO 24.6 MILLION PESOS
2. SINCE OCTOBER 1st. 2003 MR JUAN DE DIOS CONCHA MALO WAS APPOINTED CHAIRMAN OF THE BOARD BY DIRECTORS.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 CONSOLIDATED
Final Print

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON RELATES DATE SUBMITTED IN THE FINANCIAL STATEMENTS.

CHANGES TO ACCOUNTING POLICIES – AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-8 "INTANGIBLE ASSETS" WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THAT THOSE PREOPERATIVE COSTS, WHICH ARE NOT IDENTIFIED AS DEVELOPMENT COSTS, MUST BE REGISTERED AS AN EXPEDITURE FOR THE PERIOD. THE BALANCE STILL TO BE AMORTIZED OF THE PREOPERATIVE COSTS CAPITALIZED UP TO DECEMBER 31st,, 2002, IN ACCORDANCE WITH THE PREVIOUSLY MENTIONED BULLETIN C-8, WILL CONTINUE TO BE AMORTIZED AS IS ESTABLISHED IN SAID BULLETIN. THE ENFORCEMENT OF BULLETIN C-8 DID NOT HAVE ANY IMPORTAT EFFECTS ON THE FINANCIAL INFORMATION.

AS OF JANUARY 1st, 2003, THE NEW BULLETIN C-9 "LIABILITIES, PROVISIONS, ASSETS AND CONTINGENT LIABILITIES AND OBLIGATIONS" ("C-9") ALSO WENT INTO EFFECT. THIS BULLETIN ESTABLISHES, AMONG OTHER THINGS, A GREATER ACCURACY IN CONCEPTS RELATED TO PROVISIONS, ACCUMULATED OBLIGATIONS AND CONTIGENT LIABILITIES, AS WELL AS NEW REQUIREMENTS IN REGARD TO THE ACCOUNTING ACCEPTANCE OF PROVISIONS, THE USE OF PRESENT VALUE AND THE REDEMPTION OF OBLIGATIONS WHEN THE SAME OCCURS IN ADVANCE OR IS SUBSTITUTED BY A NEW ISSUANCE. THE ENFORCEMENT OF BULLETIN C-9 DID NOT HAVE ANY IMPORTANT EFFECTS ON THE FINANCIAL INFORMATION.

THE COMPANY'S ADMINISTRATIVE BOARD ADOPTED IN ADVANCE THE REQUIREMENTS SET FORTH IN BULLETIN C-15 " DETERIORATION IN THE VALUE OF LONG TERM ASSETS AND THE DISPOSAL OF THE SAME", ISSUED BY THE ACCOUNTING PRINCIPLES COMMISSION OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C.) WHERE BY THE GENERAL CRITERA FOR THE IDENTIFICATION, VALUATION AND, IF APPLICABLE, THE REGISTRATION OF LOSSES DUE TO DETERIORATION OR DECREASE IN VALUE OF LONG TERM ASSETS, BOTH TANGIBLE AND INTANGIBLE, IS SET OUT. THE ENFORCEMENT OF BULLETIN C-15 DID NOT HAVE ANY EFFECT ON THE FINANCIAL INORMATION.

A. CASH AND CASH EQUIVALENT - THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES - INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET VALUE, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT - ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. LOSS DUE TO MONETARY POSITON – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

F. FOREING EXCHANGE TRANSACTIONS – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

G. LABOR OBLIGATIONS UPON RETIREMENT – LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HAS BEEN TAKEN.

H. INTEGRAL LOSS – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS. DURING 2003 AND 2002, THE OTHER INTEGRAL (LOSS) ENTRIES ARE REPRESENTED BY THE INADEQUACY IN THE UPDATING OF THE ACCOUNTING CAPITAL AS WELL AS IN THE RESULTS OF THE INVESTMENTS OF THE MINORITY SHAREHOLDERS.

I. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED ONCE THE GOODS HAVE BEEN SHIPPED TO THE DISTRIBUTORS AND/OR CUSTOMERS.

J.DETERIORATION OF LONG TERM ASSETS – THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3.- STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2004.

4.- CONTINGENT LIABILITY.

THE SUBSIDIARY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 MARCH, 2004, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(68,621)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(4,850)

LIABILITIES FOR BENEFITS FORECASTED	(73,471)
MINUS	
ASSETS OF THE PLAN	59,935
TRANSITION LIABILITIES	529
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	12,692

NET FORECASTED ASSETS	(315)

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 59,935 AS OF 31 MARCH, 2004.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2004		2003	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	600,531	616,219	600,531	616,219
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	29,518	32,656	29,518	32,656
PROFIT IN PREVIOUS YEARS	239,339		245,332	
RESTATEMENT	86,400	325,738	96,335	341,667
PROFIT OF THE YEAR	(14,645)		1,142	
RESTATEMENT	(78)	(14,723)	49	1,191
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(621,870)		(607,546)
		338,020		384,187

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 MARCH, 2004.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE - TEMPORARY DIFFERENCES - ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 31 MARCH, 2004, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	$ (157,680)
REAL ESTATE, PLANT AND EQUIPMENT – NET	(130,609)
ADVANCES TO CUSTOMERS	18,506
RESERVES AND OTHERS	(29,234)
FISCAL LOSS FOR THE PERIOD	29,804
RULE 106	79,380
	189,833
INCOME TAX RATE	33%
DEFERRED INCOME TAX PAYABLE	(62,645)
DEFERRED PROFIT SHARING PAYABLE	0
DIFERENTIAL RATES EFECT	1,266
TOTAL DEFERRED TAXES PAYABLE	$ (61,379)

9.- EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 MARCH, 2004.

10.- DISCONTINUED OPERATIONS

AS OF 31 MARCH, 2004, NO DURING 2003 MOTORS LINE PRODUCTION WAS SHUT DOWN.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.

THERE HAS BEEN NONE, AS OF 31 MARCH, 2004.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTLY	NAI	NMI	INDEX	INDEX	NMIC
JANUARY 04	(5,363)	(5,363)	108.7200	107.661	(5,416)
FEBRUARY	(11,752)	(6,389)	108.7200	108.305	(6,413)
MARCH	(14,645)	(2,893)	108.7200	108.720	(2,893)
APRIL 03	(5,384)	(6,538)	108.7200	104.439	(6,807)
MAY	(8,059)	(2,674)	108.7200	104.102	(2,793)
JUNE	(5,093)	2,966	108.7200	104.188	3,095
JULY	(10,369)	(5,276)	108.7200	104.339	(5,498)
AUGUST	1,113	11,482	108.7200	104.652	11,928
SEPTEMBER	1,836	724	108.7200	105.275	748
OCTOBER	(2,474)	(4,310)	108.7200	105.661	(4,435)
NOVEMBER	(3,959)	(1,485)	108.7200	106.538	(1,515)
DECEMBER	(15,996)	(12,039)	108.7200	106.996	(12,198)

NEW ACCOUNTING PRONOUNCEMENT

IN MAY 2003, THE MEXICAN INSTITUE OF PUBLIC ACCOUNTANTS (*IMPC*) ISSUED BULLETIN C-12 "FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF LIABILITY, OF PRINCIPAL OR BOTH" ("C-12") TO BE APPLIED IN A COMPULSORY MANNER TO ALL FINANCIAL STATEMENTS OF THE FISCAL YEARS BEGINNING IN JANUARY 1st, 2004, ALTHOUGH IT IS RECOMMENDED THAT IT BE APPLIED IN ADVANCE. THE C-12 BULLETIN INCLUDES EVERY RULE THAT CAN BE FOUND IN OTHER BULLETNS ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (*IMPC*) WITH REFERENCE TO THE ISSUING OF INSTRUMENTS OF FINANCIAL DEBT, PRINCIPAL AND A COMBINATION OF BOTH. IN ADDITION TO THESE RULES, OTHER REGULATIONS HAVE BEEN ADDED, REFERRING TO THE ACCOUNTING AUDIT OF THESE INSTRUMENTS. AS A RESULT, BULLETIN C-12 INDICATES BASIC DIFFERENCES BETWEEN LIABILITIES AND PRINCIPAL AND ESTABLISHES THE RULES FOR THE CLASSIFICATION AND VALUATION DURING THE INITIAL AUDIT, OF THE COMPONENTS THAT MAKE UP THE LIABILITIES AND THE PRINCIPAL OF THE COMBINED FINANCIAL INSTRUMENTS. THE SUBSEQUENT AUDIT AND VALUATION OF THE COMPONENTS OF THE LIABILITIES AND THE PRINCIPAL OF THE FINANCIAL INSTRUMENTS IS SUBJECT TO THE REGULATIONS PREVIOUSLY STATED IN THE APPLICABLE BULLETINS. THE COMPANY'S ADMINISTRATIVE BOARD ESTIMATES THAT THIS ACCOUNTING PRINCIPLE WILL NOT HAVE ANY EFFECT ON ITS FINANCIAL STATUS AND RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR: 2004

IEM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
FINAL PRINTING

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (THOUSANDS OF PESOS)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURA	134,499,908	99.91	134,385	270,988
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	270,988
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					270,988

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

FINAL PRINTING
CONSOLIDATED

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF $) TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
PROVEEDORES																
VARIOS			21,158	0	0	0	0	0	0	0	0	0	0	0	0	
TOTAL SUPPLIERS			21,158	0	0	0	0	0	0	0	0	0	0	0	0	
VARIOS			125,586													
OTHER CURRENT LIABILITIES AND OTHER CREDITS			125,586	0	0	0	0	0	0	0	0	0	0	0	0	
			146,744	0	0	0	0	0	0	0	0	0	0	0	0	

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR: 2004
IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
ANNEX 6

CONSOLIDATED
FINAL PRINTING

TRADE BALANCE	DOLLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
3.FOREING MONETARY POSITION					
TOTAL ASSETS	625	6,970			6,970
LIABILITIES POSITION	3,307	36,727			36,727
SHORT TERM LIABILITES POSITION	3,307	36,727			36,727
LONG TERM LIABILITIES POSITION	0	0			0
NET BALANCE	-2,682	-29,757			-29,757

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: IEM **QUARTER: 1** **YEAR : 2004**
IEM,S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)
ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	198,362	176,456	21,906	0.62%	(136)
FEBRUARY	179,664	179,980	(316)	0.60%	2
MARCH	156,438	175,288	(18,850)	0.38%	72
APRIL			-		
MAY			-		
JUNE			-		
JULY			-		
AUGUST			-		
SEPTEMBER			-		
OCTOBER			-		
NOVEMBER			-		
DICEMBER			-		
ACTUALIZATION					(2)
TOTAL					(64)

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR: 2004
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	% UTILIZATION
INDUSTRIAS IEM, S.A. DE C.V.	FABRICACION TRANSFORMADORES Y EQUIPO DE PROTECCION	100	56

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 1 YEAR : 2004
IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

ANNEX 10

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COBRE	NAL. DE CONDUCT. ELECTRICOS				7.63
ACERO	SERVILAMINAS SUMMIT				11.36
ACEITE	SHELL MEXICO, S.A. DE C.V.				1.05
					-
AISLAMIENTOS	EHV WEIDMAN				1.08
OTROS	VARIOS				14.79
		ACERO ELECT Y COMP.	CONDUMEX INC.	NO	24.92

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

LOCAL SALES

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		MARKET SCHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ELECTRIC PRODUCTS	23	43,794	21	68,374	35.00	IEM	CFE, CLYF GRUPO 3P NACEL, SELMEC EARTH TECH SINERGIA
TOTAL		43,794		68,374			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

SALES DISTRIBUTION BY PRODUCTS
ANNEX 11

FOREING SALES

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKERS	COSTUMERS
ELECTRIC PRODUCTS				0	USA	IEM	
TOTAL				0			

NOTES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 09/06/2004 9:21

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
AUTOMATIC:	X
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	diropese@condumex.com.mx

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. JUAN DE DIOS CONCHA MALO
ADDRESS:	VÍA GUSTAVO BAZ No 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 58 54
E-MAIL:	jconcha@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM

DATE: 09/06/2003 9:21

MSM POSITION:	PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	IEM ACCOUNTANT
NAME:	MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL	

MSM POSITION:	HEAD OF THE LEGAL DEPARTMENT
POSITION:	LEGAL GENERAL MANAGER
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520 MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	jrnevarez@condumex.com.mx

MSM POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520 MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	aarchunida@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD INFORMATION VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 09/06/2004 9:21

TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

MSM POSITION:	CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET
POSITION:	COMPTROLLER GENERAL
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	raguado@condumex.com.mx

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (THOUSANDS OF PESOS)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			**5,000,000**	**27,415,713**	**16,532,014**	**15,883,699**	**2,500**	**13,188**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
32,415,713
SHARES PROPORTION BY:

CP O'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER